Investor Relations Contacts:


KCSA Strategic Communications
Lee Roth / Marybeth Csaby
212-896-1209 / 212-896-1236
lroth@kcsa.com / mcsaby@kcsa.com


     TTI Telecom Reports Fourth Quarter and Year-End 2007 Financial Results

                     Q4 Revenues Increase 21% Year-over-Year
                          Q4 Net Income $0.06 Per Share

Rosh Ha'ayin, Israel - February 19, 2008 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), (`the Company'), a global supplier of Operations Support Systems
(OSS) to communications service providers, today announced results for the fourth quarter and full year ended December 31, 2007.


Total revenues for the fourth quarter were $12.2 million, compared with $11.7 million in the third quarter of 2007, and $10.1 million for the fourth quarter of 2006. Total operating expenses were $6.1 million, compared to $6.0 million in the third quarter and $7.1 million in the fourth quarter of 2006.



Operating income for the quarter was $564,000 compared with $437,000 in the third quarter and an operating loss of $3.3 million for the fourth quarter last year. Net income was $1.1 million, or $0.06 per basic and diluted share, compared to $1.0 million, or $0.05 per basic and diluted share for the third quarter of 2007 and a net loss of $3.0 million, or $0.16 per basic and diluted share in the fourth quarter of 2006.



Total Revenues for the twelve months ended December 31, 2007 were $45.9 million, compared to $46.1 million in 2006. Total operating expenses for the period were $24.2 million, compared to $26.5 million a year ago.



Operating income for the period was $626,000 compared with an operating loss of $4.7 million in 2006. Net income was $2.9 million, or $0.15 per basic and diluted share, compared to a net loss of $3.8 million, or $0.20 per basic and diluted share for the year ended December 31, 2006.



As of December 31, 2007, the Company had approximately $33.5 million in cash, liquid investments and short term deposits.



Commenting on the results, Meir Lipshes, Chairman and CEO of TTI Telecom, stated, "We are pleased with our results for the fourth quarter and the progress we made throughout 2007. We have increased revenue each quarter this year and, with Q4, have achieved three consecutive quarters of profitability. This progress is indicative of the commitment and dedication of each member of the TTI Telecom team, whose collective efforts enabled us to quickly turn the Company around following the difficulties we faced at the end of 2006 and who have helped position TTI Telecom for continued growth and success as we move ahead."



"Additionally, we reached an agreement to acquire Telesens LLC, a Ukrainian software house, for $2.7 million. This acquisition, which closed in January, improves our software development capability, enabling us to reduce our associated costs, and helping to offset the weakness in the U.S. dollar. Telesens' Ukrainian headquarters and strong position in the CIS market enhances TTI Telecom's local presence in the region, which we believe presents significant growth potential and is an important part of our overall strategy."

Conference Call Information:
A conference call has been scheduled for 9:00am ET today, February 19, 2008, during which management will discuss the Company's performance for the quarter. The call can be accessed via live webcast through the Investor Relations section of the TTI Telecom web site, www.tti-telecom.com and at www.kcsa.com. A telephone replay of the call will also be available starting three hours after the completion of the call until 11:59pm ET on, February 26, 2008. To access the replay, please dial +1.800-642-1687 (International dialers can call +1.706-645-9291), participant code: 34935246. The webcast of the conference call will be archived on the TTI Telecom and KCSA web sites for 30 days.

About TTI Telecom:
TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


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


                       TTI TEAM TELECOM INTERNATIONAL LTD.
                              STATEMENTS OF INCOME


                         (in thousands of U.S. dollars)

                                     Year ended December 31,           Three months ended December 31,


                                      2006                 2007               2006              2007
                                                                                                                      ----
Revenues

Product                             $27,554              $25,722            $5,788            $7,004
Services                             18,560               20,195             4,321             5,190
                             --------------    -----------------    --------------    --------------


Total revenues                       46,114               45,917            10,109            12,194
                             --------------    -----------------    --------------    --------------


Cost of revenues:
Product                              14,783               12,504             3,655             3,354
Services                              9,571                8,545             2,646             2,140
                             --------------    -----------------    --------------    --------------


Total cost of revenues               24,354               21,049             6,301             5,494
                             --------------    -----------------    --------------    --------------


Gross profit                         21,760               24,868             3,808             6,700

Operating expenses:
Research and development               9,578                9,433            2,664             2,645
Sales and marketing                   10,214                7,857            2,512             2,290
General and administrative             6,679                6,952            1,969             1,201
                              --------------    -----------------    --------------    --------------


Total operating expenses              26,471               24,242            7,145             6,136

                              --------------    -----------------    --------------    --------------

Operating income (loss)               (4,711)                 626           (3,337)              564
Financial income, net                    662                2,150              511               591
Other income                             150                   33              150                 -
                              --------------    -----------------    --------------    --------------


Income (loss) before taxes on income  (3,899)               2,809           (2,676)            1,155
Taxes on income                          (96)                 (87)             341                88
                               --------------   -----------------    --------------    --------------


Net income (loss)                    $(3,803)              $2,896          $(3,017)            $1,067
                               ==============   =================    ==============    ==============


Net income attributed to preferred
shares                                     -                 $449                 -              $165
                              ==============    =================    ==============    ==============


Net income (loss) available to
ordinary shares                      $(3,803)              $2,447          $(3,017)              $902
                              ==============    =================    ==============    ==============


Basic and diluted income (loss)
per share attributable to
Ordinary shareholders                 $(0.20)               $0.15           $(0.16)             $0.06
                              ==============    =================    ==============    ==============




Weighted average number of
shares used for computing  net
income (loss) per share to
ordinary shareholders Basic       15,075,881           16,001,148        15,640,846        16,003,158
                              ==============    =================    ==============    ==============


Diluted                           15,075,881           16,123,842        15,640,846        16,003,158
                              ==============    =================    ==============    ==============


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

                                       TTI TEAM TELECOM INTERNATIONAL LTD.
                                            CONSOLIDATED BALANCE SHEET
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                          (in thousands of U.S dollars)
                                                            December 31,                       December 31,
                                                                  2006                                2007
                                                                  ----                                ----

ASSETS

CURRENT ASSETS:

Cash and cash equivalents                                             $31,410                              $33,408
Short term  deposits                                                      984                                   98
Trade receivables                                                       4,664                                8,185
Unbilled receivables                                                    2,834                                3,155
Related parties                                                           373                                  409
Other accounts receivable and prepaid expenses                          2,265                                3,192

                                                            ------------------                 --------------------

Total current assets                                                   42,530                               48,447

                                                            ------------------                 --------------------

LONG-TERM INVESTMENTS:
Long term deposits                                                         97                                    -
Investment in affiliate                                                   165                                  165
Severance pay fund                                                      3,627                                3,937
Long-term receivables                                                   3,324                                    -

                                                            ------------------                 --------------------

Total long-term investments                                             7,213                                4,102

                                                            ------------------                 --------------------

PROPERTY AND EQUIPMENT
Cost                                                                   23,612                               26,612
Less - accumulated depreciation                                        19,770                               20,567

                                                            ------------------                 --------------------

Property and equipment, net                                             3,842                                6,045

                                                            ------------------                 --------------------

Total Assets                                                          $53,585                              $58,594
                                                            ==================                 ====================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables                                                         $2,508                               $2,364
Related parties                                                            40                                3,932
Deferred revenues                                                       8,333                                4,666
Other accounts payable and accrued expenses                             7,187                                6,760

                                                            ------------------                 --------------------

Total current liabilities                                              18,068                               17,722

                                                            ------------------                 --------------------

ACCRUED SEVERANCE PAY                                                   5,022                                5,651

                                                            ------------------                 --------------------

Long term liability                                                         -                                1,785

                                                            ------------------                 --------------------

SHAREHOLDERS' EQUITY:                                                  30,495                               33,436
                                                            ------------------                 --------------------

Total liabilities and shareholders' equity                            $53,585                              $58,594
                                                            ==================                 ====================



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